February 9, 2006

GOLDBELT FILES APPLICATIONS TO START GOLD PRODUCTION
AT INATA PROJECT IN BURKINA FASO

Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce it has lodged an Environmental Impact Statement (EIS), a Development Plan and an Application to Mine (Exploitation Permit) the Inata Project with the government of Burkina Faso.

The Development Plan provided the substantiation for the exploitation of the Inata deposit and the basis for the Exploitation Permit application to the Government of Burkina Faso. The Environmental Impact Statement, prepared by the independent consultants Socrege, details the sociological and potential environment impact associated with the mining and processing facilities at Inata.

The Development Plan was prepared by Goldbelt in-house and was based on an earlier report (the Technical Report ) dated December 2, 2005 which evaluated a number of alternative proposals for the development and operations of the Inata project. The Technical Report was prepared by the independent consultants GBM MEC Ltd. (UK) and RSG Global.

GBM evaluated a number of process and production options which include:

1. Conventional CIL -  Operating production rates of
                                       1.0 million tonnes per annum;
                                       1.5 million tonnes per annum; and
                                       2.0 million tonnes per annum.

2. Heap Leach Operating production rates of
                                       1.0 million tonnes per annum; and
                                       2.0 million tonnes per annum.

3. Combination of 1.0 million tonnes per annum conventional CIL treating the high-grade ore with 1.0 million tonnes per annum heap leaching the lower grade ores.

Additionally, a number of process flowsheets, production designs and methodologies were evaluated.

From these studies about the Company s initial phase of production, Goldbelt selected an open-pit mining operation at an annual production rate of 1.0 million tonnes feeding a Conventional CIL gold process plant that discharges dry waste tailings in order to minimize water consumption.

The project parameters and cost estimates resulting from the Technical Report were used for the Company s initial phase of production and are summarized as follows:

SUMMARY
(Based on $US dollars as at December 31, 2005)

Total tonnes to Mine (includes waste)	55.44M
Strip ratio	6.45:1
High grade tonnes to be Mined*	7.44M
Low grade tonnes to be Mined*	1.65M
Grade (g/t) (High grade)	2.61
Grade (g/t) (Low grade)	0.69
Contained Ounces (troy) of gold* (High-grade)	624,520
Contained Ounces (troy) of gold* (Low-grade)	36,520
Total Capital Expenditure	$49.60M
Operating Expenditure	$20.23/tonne of ore
Annual Gold Production	80,000 ozs Au
After-Tax Cash Flow	$51.70M
Project Life	9 years
Project IRR	21%0M

The Technical Report, entitled Analysis of Technical Criteria for the Belahouro Gold Mine Project, Burkina Faso has been filed and is available on WWW.SEDAR.COM.

*The calculation of the number of tonnes to be mined and the grade include inferred resources and in accordance with the criteria set out in NI 43-101 are considered to be too speculative geologically to enable them to be characterized as reserves and Goldbelt cannot state with certainty that the quantity and grade will be realized.

Collin Ellison, President & CEO, said, The optimum case determined from the Technical Report is a 2.0 million tonnes-per-annum operation producing approximately 150,000 ounces of gold. A 30,000-meter drilling program is to be undertaken in 2006 while the permitting process is in progress which will provide a resource base for the development of a feasibility study at this optimum production rate. It is anticipated that this feasibility study will be completed in autumn 2006.

The Inata Project is located in a remote sub-Saharan region of northern Burkina Faso. The establishment of the mining operations will have significant benefits to the local community through the upgrade of existing roads and the establishment of new infrastructure (power, communications, water, etc.) and through the development of local schools and clinics. The Project is expected to provide direct employment for 160 people.

For further details on Goldbelt Resources and the Inata/Belahouro Gold Project, please visit the Company s website at www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, at (416) 364-0557, or email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:   "Collin Ellison"
Collin Ellison, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. The news release includes certain forward-looking statements. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization, exploration results and future plans and objectives of Goldbelt Resources Ltd., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldbelt Resources Ltd. expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.